September 6, 2019

VIA EDGAR TRANSMISSION

Tonya K. Aldave

U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE:	Tonix Pharmaceuticals Holding Corp.
Registration Statement on Form S-1
Filed August 23, 2019
File No. 333-233445

Dear Ms. Aldave:

I am writing on behalf of Tonix Pharmaceuticals Holding Corp. (the “Company”), in response to the letter from the Staff of the Division of Corporation Finance (the “Staff”), of the U.S. Securities and Exchange Commission, dated September 4, 2019 (the “Comment Letter”) relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). Set forth below is the Company’s response to the comment raised in the Comment Letter. For the convenience of the Staff, the comment in the Comment Letter is reprinted in bold and is followed by the Company’s response.

Concurrently with this letter, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) which reflects revisions made to the Registration Statement in response to the comments of the Staff. Unless otherwise noted, the page numbers in the bold headings and the responses below refer to pages in the Registration Statement. Capitalized terms used but not defined herein have the meaning given to such terms in the Registration Statement.

Tonya K. Aldave

September 6, 2019

Registration Statement on Form S-1

Description of Securities, page 22

1.	We note that your forum selection provision identifies the Eighth Judicial District Court of Clark County, Nevada as the exclusive forum for certain litigation, including any “derivative action.” Please describe this provision and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: The Company respectfully advises the Staff that the Company’s forum selection provision provides that the Eighth Judicial District Court of Clark County, Nevada has exclusive jurisdiction over only certain matters to the “fullest extent permitted by law”. Accordingly, this provision is not intended to apply to claims arising under the Securities Act of 1933, as amended, for which federal and state courts have concurrent jurisdiction, and the Securities Exchange Act of 1934, as amended, for which federal courts have exclusive jurisdiction. In response to the Staff’s comment, the Company has revised its disclosure on page 24 of Amendment No. to clarify the intent of the Company’s forum selection provision. The Company has also added a risk factor on page 10 of the Registration Statement describing the Company’s forum selection provision and its intent. The Company will also include similar disclosure in its risk factors in its Annual Report on Form 10-K and in future registration statements, as applicable.

Should the Staff have additional questions or comments regarding the foregoing or Amendment No. 1, please contact me at 973-597-2564.

Very truly yours,

By:	/s/Alan Wovsaniker
Alan Wovsaniker

cc:	Seth Lederman Tonix Pharmaceuticals Holding Corp.